August 23, 2005


Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Attention:  Michael Clampitt, Esq.
            Attorney/Advisor

Re: Center Bancorp Form S-3 Filed July 22, 2005 (File No. 33-126805)

Dear Mr. Clampitt:

      This firm represents Center Bancorp, Inc. (the "Company") and has received a copy of your letter, dated August 9, 2005, to John J. Davis, the President and Chief Executive Officer of the Company. The Company has reviewed this letter and has authorized me to provide the responses set forth in this letter.

      With respect to each of the Staff's comments, we have set forth the comment in full and then provided the Company's response. Inasmuch as several of your comments requested specific information regarding the selling security holders, the Company has sought supplemental information from those security holders and is relying upon their responses in providing the Company's responses to Comments 1 and 3 below.

SEC Comment No. 1

      Please advise the staff whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule 405. If they were, please tell us whether they acquired their securities as compensation of the professional services of the broker-dealer, or if the securities were acquired as investments.

      Company Response: None of the selling stockholders has reported to the Company that it is a broker-dealer. As disclosed in the registration statement, Keefe Managers, LLC, a Delaware limited liability company ("Keefe"), is the investment adviser to Ivy MA 1 Holdings, Ltd, Ivy MA 4 Holdings, LLC, Keefe-Rainbow Offshore Fund, Ltd. and Keefe-Rainbow Partners LP. Keefe Ventures, LLC is a broker dealer affiliate of Keefe. Each of the these selling stockholders has reported that it acquired the securities as investments and not as compensation for professional services.


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Securities & Exchange Commission                                 August 10, 2005
Page 2


SEC Comment No. 2:

      For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

      Company Response: This is not applicable, as none of the selling stockholders are registered broker-dealers.

SEC Comment No. 3:

      If any of the selling  shareholders are affiliates of broker-dealers  (but
not  broker  dealers),   then  include   disclosure   indicating  whether  those
broker-dealer affiliates:

            o Purchased the securities to be resold in the ordinary course of business; and

            o At the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don't believe any broker -dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

      Company Response: In a conversation with Mr. Clampitt, this comment has been revised. We understand that the SEC will regard underwriter status as a possibility if either (a) the affiliate has not purchased the securities to be resold in the ordinary course of business or (b) at the time of the purchase, the affiliate had any agreements or understandings, directly or indirectly, with any person to distribute the securities. The Company has been advised that the above-mentioned affiliates purchased the securities to be resold in the ordinary course of business and at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

SEC Comment No. 4:

      Revise the fourth paragraph to clearly indicate that a post-effective amendment will be filed, before any pledgee, transferees, or other successor in interest will be allowed to sell using the prospectus. Such post-effective amendment will name the successor and the number of shares held. Additionally, revise the sixth paragraph to clearly indicate that if anyone is paid any type fee to sell shares for any selling shareholder, a post-effective amendment will be filed, naming as an underwriter any such person or entity disclosing any compensation arrangements.

Securities & Exchange Commission                                 August 10, 2005
Page 3


      Company Response: The Company has revised the fourth paragraph under "Plan of Distribution" in the manner requested. With respect to the comment regarding the sixth paragraph, we understand that the SEC is not concerned about commissions and other fees paid in the ordinary course of business. The Company has added a clarification in its revised sixth paragraph,

      Should you have any questions regarding any of the Company's responses, please contact the undersigned at 973 597 2350.

Very truly yours,

LOWENSTEIN SANDLER PC


By: /s/ Peter H. Ehrenberg

PHE:Haw

C3071/1
08/10/05 1766208.01

Enclosure(s)
cc: Christian Windsor, Esq.
    Mr. Anthony C. Weagley
    Javier Cuebas, Esq.